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Karl Williams [redacted]

Uncle Waithley's – Q2 2025 Investor Update & Growth Capital Needs

Uncle Waithley <investors@unclewaithleys.com> Wed, Aug 20, 2025 at 9:15 AM
To: Uncle Waithley <info@unclewaithleys.com>
Bcc: [redacted]

Dear UW Family,

I hope this note finds you well and soaking up the best of summer. At Uncle Waithley's, this season is always a reminder of why we do what we do—bringing refreshing, Caribbean-inspired flavor to people when they want it most. As we roll into the third quarter of 2025, I'm excited to share how our momentum is building, the milestones we've hit, and the critical next steps we need to take to keep this wave of growth going strong.

Q2 Performance & Timing Shift
At the start of the year, we forecasted that the growth initiatives we implemented, particularly our expanded distribution—would impact sales beginning in March. In reality, the growth has been a steady build beginning in late April, reaching the distribution we anticipated for March by mid-July. This delay was driven by a combination of factors but can be summed up as the learning and implementation curve in working with our new distribution partners: how they work and what they need from us to most effectively grow sales. Getting these relationships right takes time and we are learning as we grow.

Expansion & Growth Metrics
Despite the delay, the foundation for growth is now firmly in place:

- We have added all three SKUs in our Northeast WFM stores. Sales in these stores are currently up 25% vs last year.
- We completed our expansion to 166 new WFM stores along the entire East Coast from Massachusetts to Florida. Our total penetration in WFM is now 227 total stores.
- Within the Northeast, in partnership with our distributor Dora's Naturals we have opened 126 new grocery accounts. This includes independent stores as well as a few new smaller chains - Citeralla, Pick Quick, and Lincoln Market
- Working with Skurnik Wine & Spirits, we've opened 49 new on-premise accounts bringing our total on-premise penetration in the NE to roughly 70 total accounts.

We are now executing our "dual channel" strategy—growing both on-premise accounts and grocery accounts—while driving consumer pull through targeted marketing and promotion:

- Social media campaigns and geo-targeted digital ads in all new markets:
  - 54,254 views on Instagram in the last 90 days
  - 15,863 impressions from Tiktok during the same period
- Full East Coast temporary promotional price reductions (up to $1.33 off) planned for:
  - Aug 20 - Labor Day weekend
  - November holiday
  - December holiday

- Consumer sampling at select grocery stores

Revised Annual Forecast

Given the delayed start to our growth curve, we are revising our 2025 revenue forecast to **$529K**—still a substantial increase from **$272K** in 2024, but below our original projection.

Capital Needs & Investor Call-to-Action

As an investor in Uncle Waithley's, you are uniquely positioned to help us turn this momentum into sustained growth. If you live along the East Coast, the most direct way you can support us is by showing our retail partners the strength of our community. Please visit our store locator on our website, find a location near you, and pick up Uncle Waithley's. Share it with friends and family, and encourage them to do the same. Every purchase not only drives sales but also signals to our retail partners that Uncle Waithley's belongs on their shelves—and more of them. Together, we can amplify our presence, build velocity, and create the leverage needed to expand further.

Or, you can help by doubling down on your investment. To fully capitalize on this expanded footprint, we urgently need to raise additional growth capital to support our marketing and sales efforts. We have launched a new crowdfunding campaign on Wefunder and have raised $24K so far. However, we must reach $50K to open the campaign to the public—unlocking significantly more fundraising potential.

This is a critical moment, and we are counting on our investor community to help us bridge the gap. Every investment—large or small—gets us closer to unlocking public access and securing the resources needed to build on the growth we've fought hard to achieve.

If you are able to contribute or know someone who may be interested, please visit our campaign here. You may also feel free to reach out directly to me with any questions or ideas a [redacted]

Thank you for your continued belief in Uncle Waithley's and for supporting our mission to bring Caribbean-inspired beverage excellence around the country and one day, the world.

With gratitude,

Karl Franz Williams
Founder & CEO
Uncle Waithley's Beverage Company